SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-22735
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   (Check One):  |X|  Form 10-KSB  |_|  Form 11-K  |_|  Form 20-F  |_| Form 10-Q

|_| Form N-SAR

         For Period Ended:        May 31, 2001
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|_| Transition Report on Form 10-K           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 10-Q           |_| Transition Report on From 11-K
|_| Transition Report on Form 20-F

      For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ROBOCOM SYSTEMS INTERNATIONAL INC.
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Former name if applicable
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Address of principal executive office (Street and number)

                                    511 Ocean Avenue
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City, state and zip code Massapequa, New York  11758
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Part II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X|     (a)   The reasons described in reasonable detail in Part III
                     of this form could not be eliminated without unreasonable effort or expense;

      |X|     (b)   The subject annual report on Form 10-KSB will be filed
                     on or before the fifteenth calendar day following the prescribed due date;

      |_|     (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

      As a result of the foregoing, the Company's Annual Report on Form 10-KSB for the year ended May 31, 2001, will not be timely filed.

Part III

      State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

      The preparation of our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2001, will be delayed due to a delay in the year-end closing process, which is caused by the resignation of Ernst & Young LLP, the Company's independent auditors, effective July 13, 2001, and the resignation of the Company's Chief Financial Officer on July 13, 2001.

      As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended May 31, 2001, will be completed and filed on or before September 14, 2001.

Part IV

      (1) Name and telephone number of person to contact in regard to this notification.

                     Eric M. Hellige                      (212) 421-4100
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      (2)   Have all other periodic reports required under section 13 or 15(d)
            of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant

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            was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |_|                   No |X|

      ROBOCOM SYSTEMS INTERNATIONAL INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 9, 2001                By:   /s/ Irwin Balaban
                                        ----------------------------------------
                                           Name: Irwin Balaban
                                           Title:  Chairman of the Board and
                                                    Chief Executive Officer